UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RING ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

76680V108
(CUSIP Number)

Dr. Simon G. Kukes
575 N. Dairy Ashford
Energy Center II, Suite 210
Houston, Texas 77079
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 76680V108	Schedule 13D	Page 2 of 7

1	NAME OF REPORTING PERSONS Dr. Simon G. Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 6,600,180 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,600,180 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,180 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% of the Issuer’s outstanding Common Stock(1)
14	TYPE OF REPORTING PERSON IN

(1)  Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, as filed with the Securities and Exchange Commission on August 10, 2020.

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1	NAME OF REPORTING PERSONS J. Douglas Schick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 7,500 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 7,500 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *% of the Issuer's outstanding Common Stock (1)
14	TYPE OF REPORTING PERSON IN

* Less than 0.1%.
 (1)  Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, as filed with the Securities and Exchange Commission on August 10, 2020.

Cusip No. 76680V108	Schedule 13D	Page 4 of 7

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2019, by Dr. Simon G. Kukes, Mr. John J. Scelfo (no longer a member of the Reporting Group), Mr. Ivar Siem (no longer a member of the Reporting Group), and Mr. J. Douglas Schick, as amended by Amendment No. 1 thereto filed on February 18, 2020 (“Amendment No. 1”) and Amendment No. 2 thereto filed on March 2, 2020 (“Amendment No. 2” and the Schedule 13D, as amended to date, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 2. Identity and Background

(a)          This statement is filed by:

(i)           Dr. Simon G. Kukes (“Kukes”). Kukes is the Chief Executive Officer and a member of the Board of Directors of PEDEVCO Corp. (“PEDEVCO”); and

(ii)         Mr. J. Douglas Schick (“Schick”). Schick is the President of PEDEVCO and the Chief Executive Officer of American Resources, Inc.

Each of Kukes and Schick are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)          The principal business address of Kukes and Schick is 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

(c)          The principal occupation of:

(i) Kukes is the Chief Executive Officer of PEDEVCO, an oil and gas exploration and development company, which has the principal business address set forth above under Item 2(b); and

(ii) Schick is the President of PEDEVCO, an oil and gas exploration and development company, which has the principal business address set forth above under Item 2(b)(i). Schick is also the Chief Executive Officer of American Resources, Inc. an oil and gas investment, development and operating company focused on acquisition of underexploited, distressed and/or undervalued oil and gas assets and companies, which has the principal business address set forth above under Item 2(b).

(d)          The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Kukes and Schick are citizens of the United States.

Cusip No. 76680V108	Schedule 13D	Page 5 of 7

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified as follows:

The Reporting Persons beneficially own an aggregate of 6,607,680 shares of Common Stock (the “Shares”), all of which were purchased by the Reporting Persons in open market transactions, for an aggregate of approximately $13.3 million.

The source of funding for the purchase of the Common Stock held by the Reporting Persons was the personal funds of the respective purchasers.

Item 4. Purpose of Transaction

On August 10, 2020, the Reporting Persons delivered a letter to the Board of Directors of the Issuer (the “Letter”). Pursuant to the Letter, in accordance with the provisions of the Issuer’s Bylaws (and not pursuant to the SEC’s Rule 14a-8) they have nominated more than a dozen individuals as candidates for the board of the Issuer (the “Board”).

The Reporting Persons believe that in the past there may have been failures of corporate governance by the Board of the Issuer and that these failures may have contributed to the catastrophic fall in the Issuer’s stock price.

The Reporting Persons seek to improve the quality of the Issuer’s Board. The Reporting Persons believe that a newly reconstituted Board that includes some of their nominees will better serve the interests of all of the Issuer’s shareholders.

The Reporting Persons seek to avoid an expensive and distracting proxy contest. For this reason, the Reporting Persons are prepared to reach a reasonable compromise with the incumbent Board.

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons have spoken to, and intend to continue to speak with, representatives of the Issuer’s Board and management to discuss enhancing shareholder value and the potential for undertaking transactions which the Reporting Persons believe will be beneficial to stockholders of the Issuer, including the requested appointment of new members of the Board of the Issuer as described above.

The Reporting Persons are considering all their options and, while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (f) or (j) (as relates to (a) through (f)) of Item 4 of Schedule 13D. The Reporting persons have no present plan to propose any transaction which relates or would result in one or more of the actions specified in clauses (g) through (i) or (j) (as relates to (g) through (i)) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Cusip No. 76680V108	Schedule 13D	Page 6 of 7
Item 5. Interest in Securities of the Issuer

(a)
As of the close of business on August 12, 2020, the Reporting Persons together beneficially own in aggregate 6,607,680 shares of Common Stock representing 9.7% of the 67,980,575 shares of the Issuer’s issued and outstanding Common Stock, based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, as filed with the Securities and Exchange Commission on August 10, 2020.

(b)
Kukes has the sole power to vote and dispose of 6,600,180 shares of Common Stock reported in this Schedule 13D beneficially owned by Kukes; and Schick has the sole power to vote and dispose of 7,500 shares of Common Stock reported in this Schedule 13D beneficially owned by Schick

(c)	No Reporting Person has effected any transaction relating to the Shares during the past sixty (60) days.

(d)
No other person has the right to receive or the power to vote or to direct the vote, or to dispose or direct the disposition, of sale of the securities beneficially owned by the Reporting Persons as described in Item 5(a), above.

(e)	N/A.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Dr. Simon G. Kukes and Mr. J. Douglas Schick dated August 12, 2020

Cusip No. 76680V108	Schedule 13D	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2020 /s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

Dated: August 12, 2020 /s/ Mr. J. Douglas Schick
Mr. J. Douglas Schick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.